FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 8, 2009

Commission File Number 001-31335
.
AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, “AUO Reports December and Full-Year 2008 Consolidated Revenue” dated January 8, 2009.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: January 8, 2009	By:	/s/ Max Cheng
		Name:	Max Cheng
		Title:	Chief Financial Officer

Item 1

News Release

AUO Reports December and Full-Year 2008 Consolidated Revenue

Issued by: AU Optronics Corp.
Issued on: January 8, 2009

Hsinchu, Taiwan, January 8, 2009 –

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today announced December 2008 revenue with preliminary consolidated revenue of NT$14,736 million and unconsolidated revenue of NT$14,684 million, down by 17.0% and 16.7% respectively from the previous month. On a Y-o-Y comparison, both December 2008 consolidated and unconsolidated revenues decreased by 69.9%.

For the year ended December 31, 2008, unaudited consolidated revenue totaled NT$423,929 million, resulting in an 11.7% Y-o-Y decrease. Meanwhile, unconsolidated revenue amounted to NT$421,957 million, representing a 12.0 %Y-o-Y decline.

In December 2008, shipments of large-sized panels(a) used in desktop monitor, notebook PC, LCD TV and other applications reached around 4.22 million units, down by 6.4% month-over-month. Shipments of small- and medium-sized panels totaled 9.85 million units, representing a 33.7 % sequential decrease.

Preliminary shipments of large-sized panels for the fourth quarter of 2008 exceeded 15.08 million units, down by 27.2% from last quarter. Shipments for small- and medium-sized panels reached around 47.40 million units, representing a 22.5 % sequential decrease.

In terms of the 2008 full-year unit shipments, large-sized panels reached 79.67 million units, a 1.5 % Y-o-Y decrease. Meanwhile, small- and medium-sized panels exceeded 188.07 million units, representing a 31.5 % Y-o-Y increase.

(a)	Large size refers to panels that are 10 inches and above in diagonal measurement while small and medium size refers to those below 10 inches

Sales Report :(Unit: NT$ million)

Net Sales	Consolidated(1)	Unconsolidated
December 2008	14,736	14,684
November 2008	17,754	17,624
M-o-M Growth	(17.0%)	(16.7%)
December 2007	48,936	48,828
Y-o-Y Growth	(69.9%)	(69.9%)
Jan to Dec 2008	423,929	421,957
Jan to Dec 2007	480,184	479,727
Y-o-Y Growth	(11.7%)	(12.0%)

(1) Consolidated numbers include AU Optronics Corp., AU Optronics (L) Corporation, AU Optronics (Suzhou) Corporation, AU Optronics (Shanghai) Corporation, Tech - Well (Shanghai) Display Co., AU Optronics (Xiamen) Corp., Darwin Precisions (L) Corp., Toppan CFI (Taiwan) Co, Ltd. and AU Optronics (Czech) s.r.o.

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ABOUT AU OPTRONICS

AU Optronics Corp. (AUO) is the worldwide top 3 manufacturer* of thin film transistor liquid crystal display panels (TFT-LCD). AUO is able to provide customers a full range of panel sizes and comprehensive applications, offering TFT-LCD panels in sizes ranging from 1.5 inches to greater than 65 inches. AUO generated NT$480.2 billion (US$14.8 billion) in sales revenue in 2007 and now houses a staff of more than 38,000 employees throughout its global operations spreading across Taiwan, Mainland China, Japan, Singapore, South Korea, the U.S., and Europe. Additionally, AUO is the first pure TFT-LCD manufacturer to successfully list at the New York Stock Exchange (NYSE). For more information, please visit AUO.com.

* DisplaySearch 3Q2008 WW Large-Area TFT-LCD Shipment Report dated October 29, 2008.  This data is used as reference only and AUO does not make any endorsement or representation in connection therewith. 2007 year end revenue converted by an exchange rate of NTD32.43:USD1.

For more information, please contact:

Bryan Yen	Yawen Hsiao
Corporate Communications Division	Corporate Communications Division
AU Optronics Corp	AU Optronics Corp.
Tel: +886-3-5008800 ext 6956	+886-3-5008800 ext 3211
Fax: +886-3-5772730	+886-3-5772730
Email: bryan.yen@auo.com	yawen.hsiao@auo.com